Exhibit 21.1

Subsidiaries of the Registrant (wholly owned unless otherwise set forth)

Premier Commercial Bank, N.A., a national banking association

Premier Commercial Bank Arizona, N.A., a national banking association (87% owned by Registrant)

Premier Commercial Statutory Trust I, a Delaware statutory trust

Premier Commercial Statutory Trust II, a Connecticut statutory trust

Premier Commercial Statutory Trust III, a Connecticut statutory trust